OSISKO AND CLIFTON STAR REPORT INITIAL 2010 DRILL RESULTS

FROM THE DUPARQUET PROJECT

(Montreal, April 22, 2010)  Osisko Mining Corporation (“Osisko”, OSK – TSX; EWX – Deutsche Boerse) and Clifton Star Resources Inc (“Clifton”, CFO – TSXV; C3T – Deutsche Boerse) are pleased to announce results from the first thirteen holes of the 2010 drill program and extended core sampling program at the Duparquet Project, located in the Abitibi region of Quebec. Drilling and extended sampling on selected holes are focused on three properties: Beattie, Donchester (eastern extension of Beattie) and Duquesne.

Highlights from this set of drill holes on the Beattie property include 108.5 metres averaging 2.96 g/t Au (BD10-117, high assays cut), and 31.0 metres averaging 2.65 g/t Au (BD10-118).  Assay results are summarized in the table below:

Beattie-Donchester Properties

Hole No.	Section	Az./dip	From (m)	To (m)	Length	Au g/t	Au g/t
					(m)	(uncut)	(cut)
BD10-111	631300E	N/60	19.0	20.1	1.1	6.30

BD10-112	631300E	S/60	377.5	379.0	1.5	4.81
And			422.0	426.6	4.60	2.03

BD10-113	630900E	N/60	41.5	43.0	1.5	5.74
And			200.0	210.5	10.5	0.81
And			260.0	268.4	8.4	2.75

BD10-114	630900E	S/60	114.5	129.5	15.0	1.41

BD10-117	630100E	N/60	28.0	136.5	108.5	4.03	2.96
including			103.7	108.0	4.30	40.32	13.26
including			123.0	127.5	4.50	7.70
And			209.0	239.0	30.0	0.67

BD10-118	630100E	S/60	161.5	185.5	24.0	1.37
And			209.5	240.5	31.0	2.65
including			221.5	224.5	3.0	10.16

Drill holes BD01-111 and BD10-113 intersected underground mine workings and did not reach their target depths.  Results for BD10-115 are pending, and hole BD10-116 did not intersect significant mineralization. Holes BD10-111 to BD10-118 were designed to be a reconnaissance sweep of the Beattie-Donchester porphyry, collared on sections spaced 400 m apart across 1200 m of strike length. Two holes on each section were scissored in order to test the porphyry across its width. The above results, combined with previous drilling from Clifton, confirm the significant width and length of the North and South Zones.

Duquesne Property

Hole No.	Section	Zone	From (m)	To (m)	Length (m)	Au g/t
DQ10-14	642050E	Nipissing	148.5	150.5	1.5	8.97

DQ10-15	642050E	Nipissing	101.0	117.0	16.0	3.20

DQ10-17	642100E	Nipissing	101.0	118.0	17.0	2.95

DQ10-18	643100E	Nipissing	267.0	270.0	3.0	5.60

DQ10-20	642100E	Nipissing	241.5	244.0	2.5	3.53

DQ10-21	642000E	Nipissing	280.5	282.0	1.5	1.03

The drilling on Duquesne has covered approximately 600 metres of strike length along the Nipissing Zone and will be extending the zone to the east for at least another 100 to 150 metres. Further drilling during this program will be to fill in void areas within the main structure to the east and west of the Duquesne Shaft; primarily to detail open-pit potential down to a depth of approximately 300 metres vertical depth

Previous drilling and sampling by Clifton on these properties had focused on higher-grade veins or tabular breccias/shear zones located mostly within syenite porphyry intrusions. Current sampling and future drilling will focus on delineating broader zones of mineralization that may be amenable to large scale, bulk tonnage open-pit or underground mining.

Mineralization on the Beattie-Donchester properties consists mostly of tabular, subvertical zones of finely disseminated pyrite-gold and variable arsenopyrite in brecciated or sheared, potassic-altered, reduced syenite porphyry. The Beattie-Donchester syenite porphyry intrusion is the host to two past producing mines (Beattie and Donchester), and it has been the focus of the bulk of the previous drilling.  It is an east-west striking, subvertical intrusive body, approximately 3300 metres long, 150 to 450 metres wide and at least 900 metres deep. The main mineralized zones, at least 2600 m long and up to 80 metres thick, occur at the north and south contacts of the intrusion. They are open to the east and west and at depth. Several anastomosing, subvertical mineralized zones also occur within the intrusion, such as RW and RS zones, and in the mafic volcanics north and south of the intrusion.

A second mineralized syenite porphyry intrusion occurs immediately southeast and parallel to the Beattie-Donchester intrusion. The Dumico porphyry is approximately 2200 metres long and 350 metres wide, and host to two known mineralized zones (Central Duparquet and Dumico) similar in nature to those of the Beattie-Donchester porphyry intrusion.

Total strike length of the mineralized porphyries is therefore about 5500 metres, and these will be the focus of the upcoming Osisko-Clifton exploration efforts. Since 1987 to the end of 2009, a total of 520 drill holes totaling 147,297 metres have been drilled on Clifton’s Duparquet gold properties, and about 429 holes totaling 112,965 metres on the Beattie-Donchester properties alone. Assays from seven 2009 drill holes from the Beattie-Donchester program are pending and results are expected in the next two weeks. For the 2010 season, Osisko has outlined a 120,000 metres drill program for the Duparquet project, which will consist of 100,000 metres definition program on Beattie-Donchester, as well as 20,000 definition program on Duquesne. The objective of the former program will be to define a bulk tonnage inferred resource by early 2011 on the mineralized Beattie-Donchester syenite porphyry complex. Eight drills are presently mobilized on both properties.

Osisko has the right to acquire a 50% interest in the Duparquet project in consideration for (1) total exploration expenditures of $70 million from 2010 to 2013, and (2) extending loans to Clifton to fund option payments on the property of $8.5 million for 24 months and $22.5 million for 36 months. These loans would carry interest at 5% and can be converted into stock at Clifton’s choice. Osisko had also extended a $6 million credit line to Clifton, to be drawn prior to January 1, 2010, which was not utilized.

All NQ core assays reported above were obtained by standard 50 g fire assaying-AA finish or gravimetric finish at ALS Chemex laboratories in Val d'Or, Quebec. Reported drill core weighted averages were calculated using a minimum of 0.60 g/t Au over successive maximum intervals of 20 metres with an upper cut-off of 30 g/t Au where indicated.  Intersected drifts or lost core within mineralized intersections were incorporated as blank intervals. The true widths are estimated at approximately 50% to 75% of the core lengths reported above.

Osisko follows strict QA-QC protocol measures in keeping with industry standards and regulatory reporting requirements. Mr. Robert Wares, P. Geo. and Executive Vice-President of Osisko, and Mr. Fred Archibald, P. Geo. and VP of Exploration for Clifton Star Resources Inc., are the Qualified Persons who have reviewed this news release and are responsible for the technical information reported herein, including verification of the data disclosed including the sampling, analytical and test data underlying the technical information.

Forward-Looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that the Corporation expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the commencement of commercial production. Although the Corporation believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, including, without limitation that all technical, economical and financial conditions will be met in order to put the Canadian Malartic Project into commercial production, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include gold prices, access to skilled consultants, mining development and mill production personnel, results of exploration and development activities, the Corporation’s limited experience with production and development stage mining operations, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations market prices, continued availability of capital and financing and general economic, market or business conditions. These factors are discussed in greater detail in the Corporation’s most recent Annual Information Form filed on SEDAR, which also provides additional general assumptions in connection with these statements. The Corporation cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Corporation’s forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Corporation believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release.

For further information please contact:

Osisko Mining Corporation

Clifton Star Resources

John Burzynski

Harry Miller

Vice-President Corporate Development

President

Tel. (514) 735-7131

Tel. (425) 453-0355

 hmiller@cliftonstarresources.com

www.osisko.com

www.cliftonstarresources.com